Exhibit 21.1

Antares Pharma, Inc.

Subsidiaries of the Registrant

Name	State or Other Jurisdiction of Formation
Antares Pharma AG	Switzerland
Antares Pharma IPL AG	Switzerland
Antares Pharma UK Limited	United Kingdom